February 5, 2024

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Jupiter Gold Corporation
Form 20-F for the Fiscal Year ended December 31, 2022
Filed April 28, 2023
File No. 333-214872

Dear Mr. Coleman,

Reference is made to the comment letter dated January 24, 2024 (the “Comment Letter”), sent by the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), to Jupiter Gold Corporation (the “Company” or “Jupiter Gold”), relating to the Company’s annual report on Form 20-F for fiscal year ended December 31, 2022.

The Company has been working diligently in addressing the Staff’s questions, but management will need more time to properly answer all of the Staff’s comments and prepare revised disclosures in response thereof. Senior management of the Company was traveling to and from mineral sites in Brazil from January 25, 2024, through February 2, 2024, and, given the Company’s limited resources, senior management was unable to dedicate the time necessary to address the Staff’s comments within the ten-day period from the Comment Letter date. The Company’s goal is to submit on EDGAR a detailed response letter to the Staff’s Comment Letter by February 12, 2024.

We hope that this approach is acceptable to the Staff. Thank you in advance for your understanding.

Very Truly Yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation